EXHIBIT D-2


                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY      :
AND UNION ELECTRIC COMPANY                   :
                                             :
PETITION UNDER SECTION 7-101 OF THE PUBLIC   :              00-0757
UTILITIES ACT FOR APPROVAL OF SERVICES       :
AGREEMENT BETWEEN AND AMONG                  :
AMERENCIPS, AMERENUE AND AMEREN              :
FUELS COMPANY.                               :

                                      ORDER
                                      -----

By the Commission:

     On November 27, 2000, Union Electric Company, d/b/a AmerenUE, and Central Illinois Public Service Company, d/b/a AmerenCIPS (hereinafter referred to as "Applicants"), filed an application requesting, pursuant to Section 7-101 of the Public Utilities Act ("Act"), 220 ILCS 5/7-101, that the Commission consent to and approve an agreement between Applicants and an affiliated interest, Ameren Energy Fuels and Services Company ("AFS").

     In their application, the Applicants explained that, under the proposed agreement, AFS would provide various fuel and natural gas supply services to the Applicants. To the extent that AmerenUE transfers its electric and gas businesses in Illinois to AmerenCIPS, the only Commission-jurisdictional services that AFS would provide would be gas supply services to AmerenCIPS. The Commission has approved the electric transfer; the gas transfer is pending before the Commission in Docket No. 00-0648. In the event that the businesses are not transferred (due to a lack of regulatory approval or otherwise), the scope of the jurisdictional services would be broader: AFS would provide electric fuel supply services to AmerenUE and gas supply services to both AmerenUE and AmerenCIPS.

     Pursuant to proper legal notice, a prehearing conference was held in this matter at the Commission' s offices in Springfield, Illinois before a duly authorized Hearing Examiner on January 9, 2001. Thereafter, an evidentiary hearing was held in this matter on January 26, 2001. Appearances were entered by counsel on behalf of Applicants and Commission Staff ("Staff"). Applicants presented the testimony of Michael G. Mueller, the Vice President of AFS, in support of the application. At the conclusion of the hearing on January 26, 2001, the record was marked "Heard and Taken."

     Applicants filed a draft order.

     AmerenUE and AmerenCIPS are both public utilities which are subsidiaries of Ameren Corporation ("Ameren"). Ameren is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). As a registered holding company, Ameren and its subsidiaries are subject to regulation by the Securities and Exchange Commission ("SEC"). Ameren became a registered holding company under PUHCA on December 31, 1997 when the merger of Union Electric and CIPSCO, Incorporated ("the UE-CIPSCO merger") took effect. Ameren Services Company ("Ameren Services") is a subsidiary of Ameren, and is a corporation organized and existing under the laws of the State of Missouri. Pursuant to regulations of the SEC, Ameren Services is a "service company." As such, Ameren Services is designed to provide various services to affiliates within the Ameren holding company system.

     Ameren Services provides services to the Applicants in accordance with a General Services Agreement ("the GSA"). Under the GSA, such services include the procurement and management of fuel and natural gas, and the procurement of related services and resources, by Ameren Services on behalf of the Applicants. The Commission approved the GSA in the course of approving the UE-CIPSCO merger. (September 10, 1997 Order in Docket No. 95-0551, at pp. 63-64)

     Applicants explained that, in response to the Illinois Electric Service Customer Choice and Rate Relief Law of 1997 and similar legislation in other states, energy markets in Illinois and the Midwest are evolving and becoming increasingly more competitive. In response to the changes in such markets, the Ameren system has embarked on a restructuring of its operations. The first step was to transfer the AmerenCIPS generation to Ameren Energy Generating Company, which was accomplished last year. This separated that generation from the AmerenCIPS wires business. The second step is the separation of the AmerenUE wires business from the generation and electric marketing functions by transferring the AmerenUE Illinois utility businesses to AmerenCIPS.

     Applicants further explained that the ongoing separation of the Ameren wires businesses from the electric generation and marketing functions will produce further changes within the Ameren system as that system continues to adapt to the changing wholesale and retail energy markets. Applicants indicated that further changes are necessary to ensure that the Applicants receive the necessary fuel, natural gas, and other energy-related services and resources at the best cost, consistent with the Applicants providing reliable and safe service to the public in Illinois. As these markets change, they present new challenges to the Applicants and the Ameren system to continue to procure fuel and natural gas in a reasonable and prudent manner. At the same time, the market changes also present new opportunities for Ameren to provide services and resources involving fuel and natural gas procurement and management to third parties outside of the Ameren system. Ameren desires to meet such challenges, and to pursue such opportunities, in a way that optimizes the market opportunities for Applicants, without imposing incremental risk on them, or otherwise adversely affecting the services which are currently being performed for the Applicants.

     Mr. Mueller testified that, in light of the foregoing, Ameren has created AFS in order to perform ongoing services not only for Ameren affiliates but also for non-affiliate s, such as other utilities, independent power producers, and industrial customers. AFS is a newly created corporation organized and existing under the laws of the State of Illinois. AFS will be engaged in services relating to the procurement and management of a variety of energy-related commodities and goods, including coal and natural gas. Over time, Ameren expects that AFS will develop a significant amount of business with non-affiliated customers.

     Applicants also explained that, under the regulations of the SEC, it would not be appropriate to use Ameren Services as the vehicle to provide significant and ongoing resources and services to non-affiliated customers outside of the Ameren holding company system. The SEC' s regulations, however, do permit the formation and use of separate companies that are engaged in energy-related businesses, including natural gas and fuels procurement, transportation and sales. See 17 C.F.R. 250.58 ("Rule 58").

     Mr. Mueller testified that the use of AFS, instead of Ameren Services, to perform fuel and natural gas procurement-related services to outside third parties will avoid imposing any incremental business risks on Ameren Services, and thus avoid any adverse impact on Ameren Services' overall cost of providing essential services to the Applicants. These services to outside parties will be structured and administered in a way that will insulate the Applicants, and also Ameren Services, from any risks taken on by AFS in its own transactions with such outside parties, and will prevent either AFS or Ameren Services from passing on to the Applicants any costs AFS incurs in its transactions with such parties. AFS will keep separate, through the use of different contracts, the following types of transactions: 1) those with outside parties, which AFS does for its own account, and 2) those for the benefit of an Ameren affiliate, where AFS would act as its agent.

     To accomplish this internal restructuring, the Applicants desire to enter into a written agreement with AFS under which AFS agrees to provide a variety of energy-related services for the Applicants, in the same manner that Ameren Services is currently providing services to them. This agreement follows the same format as the GSA previously approved by the Commission. It also contains some new provisions to deal with commercial issues which Ameren Services has dealt with in the marketplace on behalf of the Applicants since the UE-CIPSCO merger was approved. In response to concerns expressed by the Staff, Applicants revised the proposed agreement to remove a provision relating to indemnities.

     Applicants stated that it is reasonable and appropriate for the Commission to consent to and approve the Agreement for the following reasons. First, there is nothing in the Act which prohibits or discourages Ameren from accomplishing this internal restructuring, which is necessitated by evolving energy markets and will be consistent with all applicable requirements of the SEC and the PUHCA. Second, there will be no negative impact on either AmerenUE or AmerenCIPS, or their ratepayers, as a result of the Agreement or the Applicants' relationship with AFS. Instead, the Applicants will continue to receive the same fuel and natural gas procurement and management services which they have received since December 31, 1997 from Ameren Services. Third, the same protections against cross-subsidization which are in place with respect to the GSA will apply to the Agreement, because all Ameren system companies are subject to regulation by the SEC under PUHCA. PUHCA requires the use of a written agreement for the services in question, and also imposes significant reporting and accounting requirements specifically designed to prevent cross-subsidies. These PUHCA related requirements are in addition to those which exist under the

Act and the Commission' s affiliate transaction rules, and thus impose requirements on the Ameren holding company system which go beyond the requirements imposed by state law on other Illinois utilities. As an additional safeguard, the Agreement is subject to SEC approval.

     Applicants stated that this internal restructuring will centralize in one company all of the fuel and gas procurement and management services, and will also allow for transactions by AFS for its own account with non-affiliates. As such, it will create an organization which is more closely suited to the challenges and opportunities in evolving energy markets in Illinois and the Midwest. Further, the transactions by AFS for its own account with non-affiliates, when added to the transactions AFS will perform as agent for Ameren affiliates, will mean that AFS will be purchasing larger volumes of coal, gas, and other energy-related commodities. This will allow AFS to have a greater presence in applicable fuels markets, and an enhanced negotiating position in such markets. By contrast, Ameren Services has a smaller presence in applicable markets, and thus less bargaining power. Consequently, the Applicants expect that the Agreement and the use of AFS will create opportunities which will benefit the Applicants and their ratepayers.

     Applicants also explained that, consistent with SEC regulations, any services provided to Applicants by AFS would be at cost. Applicants emphasize that the use of AFS will not result in Applicants incurring any new types of service cost in addition to those presently charged by Ameren Services, nor will the use of AFS allow the Applicants to recover through the Purchased Gas Adjustment clause ("PGA") any costs which are prohibited under the PGA rules or which are already reflected in base rates. The use of AFS is not a mechanism to expand recovery of costs or to double-recover costs.

     Applicants also noted that, as a further safeguard, AFS will provide Staff with access to all documents, personnel, and books and records of AFS which relate to transactions between AFS and the Applicants. In particular, AFS will provide to Staff in response to its data requests, and subject to appropriate confidentiality arrangements and to the conditions for the production of data mandated by the Commission in its Order (pp. 65-66) in Docket No. 95-0551, all contracts which AFS enters into for the purchase or sale of coal, natural gas, and other energy-related commodities, whether AFS purchased such commodities for the Applicants, for itself, or for some other party. As Mr. Mueller explained, Applicants do not intend to object to any requests by Staff for information in the possession of AFS if such requests reasonably relate in any way to the commodities or services which AFS is providing for the Applicants.

     Mr. Mueller emphasized Applicants' commitment in this regard. He indicated that it is not Applicants' intention to use the creation of AFS as a means to frustrate Staff' s ability to inquire into the utilities' fuel acquisitions. Mr. Mueller testified as to the scope of the information that would be made available to the Staff. He testified that, as an example, AFS intends to act as agent for AmerenCIPS in buying natural gas for AmerenCIPS' natural gas utility distribution business. Any gas that AFS buys or sells for a non-affiliate, such as a municipality, would, in Applicants' view, very clearly relate to the service of buying and selling gas for AmerenCIPS. Consequently, AFS, AmerenCIPS and AmerenUE would make available to the Staff all personnel, documents, books and records, and other information in their possession concerning the purchase or sale of natural gas by AFS involving a municipality or any other entity. The same would be true of other commodities and services that AFS would provide on behalf of AmerenCIPS and AmerenUE. Mr. Mueller noted further that any information requested by Staff that did not relate in any way to commodities or services provided to AmerenCIPS or AmerenUE would be subject to an objection to be resolved by the Commission.

     Based on the record, the Commission finds that the proposed agreement, as modified to reflect Staff' s concerns, is reasonable and should be consented to and approved.

     The Commission, having reviewed the record herein, and being fully apprised in the premises, is of the opinion and finds that:

     (1) Central Illinois Public Service Company, d/b/a AmerenCIPS and Union Electric Company, d/b/a Ameren UE are engaged in the production, transmission, sale and delivery of electricity to the public in the State of Illinois, and in the delivery of gas to the public in the State of Illinois, and are public utilities as defined in Section 3-105 of the Public Utilities Act;

     (2) Ameren Energy Fuels and Services Company is an affiliated interest of AmerenCIPS and AmerenUE as defined in Section 7-101 of the Public Utilities Act;

     (3) the Commission has jurisdiction over the Applicants and of the subject matter of this docket;

     (4) the recitals of fact set forth in the prefatory portion of this Order are supported by evidence of record and are hereby adopted as findings of fact;

     (5) the proposed agreement, as modified by applicants in Ameren Exhibit 1.2, and subject to the access to books and records by Staff as offered by Applicants herein, is reasonable and should be consented to and approved.

     IT IS THEREFORE ORDERED that the Fuel and Natural Gas Services Agreement between Ameren Energy Fuels and Services Company, and Union Electric Company, d/b/a AmerenUE and Central Illinois Public Service Company, d/b/a AmerenCIPS, admitted into evidence as Ameren Exhibit 1.2, is hereby consented to and approved.

     IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.880, this Order is final; it is not subject to the Administrative Review Law.

     By order of the Commission this 7th day of March, 2001.

                                        (SIGNED) RICHARD L. MATHIAS

                                                  Chairman

(S E A L)